UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                           NUANCE COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    80603P107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 August 29, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No. 80603P107
-----------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                   (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           42,277,057 (see Items 4 and 5)
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       42,277,057 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,277,057 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.5% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No. 80603P107
-----------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus & Co.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                   (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           42,277,057 (see Items 4 and 5)
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       42,277,057 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,277,057 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.5% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No. 80603P107
-----------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus LLC (f/k/a E.M. Warburg Pincus & Co., LLC)
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                   (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           42,277,057 (see Items 4 and 5)
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       42,277,057 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,277,057 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.5% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------------
CUSIP No. 80603P107
-----------------------------------------------------------


----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Partners LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                   (a) [ ]
                                                                 (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
---------------------------- --------- -----------------------------------------
                                7      SOLE VOTING POWER

                                       0
                             --------- -----------------------------------------
NUMBER OF                       8      SHARED VOTING POWER
SHARES
BENEFICIALLY                           42,277,057 (see Items 4 and 5)
OWNED BY EACH                --------- -----------------------------------------
REPORTING                       9      SOLE DISPOSITIVE POWER
PERSON WITH
                                       0
                             --------- -----------------------------------------
                                10     SHARED DISPOSITIVE POWER

                                       42,277,057 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            42,277,057 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.5% (see Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the
Schedule 13D originally filed on April 19, 2004 ("Original 13D") as amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed on May 5, 2005 and by Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed on September 15, 2005 (as so amended, the "Amended 13D"), each filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and, with respect to Amendment No. 1 and Amendment No. 2, Warburg Pincus Partners LLC, a New York limited liability company ("WPP LLC" and, together with WP VIII, WP and WP LLC, the "Warburg Pincus Reporting Persons"). This Amendment No. 3 relates to the common stock, par value $0.001 per share, of Nuance Communications, Inc., a Delaware corporation formerly known as ScanSoft, Inc. (the "Company"). The holdings of the Warburg Pincus Reporting Persons reported in this Amendment No. 3 include the holdings of Warburg Pincus Netherlands Private Equity VIII, C.V. I ("WPNPE I") and Warburg Pincus Germany Private Equity VIII K.G. ("WPGPE" and together with WP VIII and WPNPE I, the "Investors"), which shares the Warburg Pincus Reporting Persons may be deemed to beneficially own.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Amended 13D is hereby amended and restated in its entirety as follows:

     The total amount of funds used by each Investor to purchase the securities of the Company as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase the securities of the Company as described herein was $170,062,401.70, including all commissions.

Item 4.  Purpose of Transaction.

     Item 4 of the Amended 13D is hereby amended by adding the following to the end thereof:

     From August 14, 2006 through August 29, 2006, the Investors acquired 1,706,000 shares of Common Stock in open market purchases on the New York Stock Exchange through a securities broker.

Item 5.  Interest in Securities of the Issuer

     Items 5(a), (b) and (c) of the Amended 13D are hereby amended and restated in their entirety as follows:

     (a) Due to their respective relationships with the Investors and each other, as of August 29, 2006, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 31,648,281 shares of Common Stock by virtue of the Investors' ownership of such shares as of such date. As of August 29, 2006, the Warburg Pincus Reporting Persons may also be deemed to own additional shares of Common Stock by virtue of the Investors' ownership of the Series B Preferred Stock, the Adjustable Warrant, the March 15 Warrants, the Securities Purchase Warrants and the Stock Purchase Warrants (collectively, the "Convertible Securities"). Assuming the full exercise and conversion of the Convertible Securities (accounting only for the 525,732 shares of Common Stock that are presently exercisable under the Adjustable Warrant, according to the Company's Form 10-Q for the quarter ended June 30, 2006 (the "Form 10-Q"), the Warburg Pincus Reporting Persons are deemed to beneficially own 42,277,057 shares of Common Stock, representing approximately 23.5% of the outstanding class of Common Stock, based on a total of 179,591,173 shares of Common

Stock outstanding, which is comprised of: (i) 168,962,397 shares of Common Stock outstanding as of July 31, 2006, as represented by the Company in the Form 10-Q,
(ii) the 3,562,238 shares of Common Stock issuable upon the conversion of the 3,562,238 shares of Series B Preferred Stock acquired by the Investors, (iii) the 525,732 shares of Common Stock presently issuable upon the exercise of the Adjustable Warrant, (iv) the 2,500,000 shares of Common Stock issuable upon the exercise of the March 15 Warrants, (v) the 863,236 shares of Common Stock presently issuable upon the exercise of the Securities Purchase Warrants, and
(viii) the 3,177,570 shares of Common Stock presently issuable upon the exercise of the Stock Purchase Warrants.

     (b) Each of the Investors share the power to vote or to direct the vote and to dispose or to direct the disposition of the 42,277,057 shares of Common Stock it may be deemed to beneficially own as of August 29, 2006. Each of WP, WP LLC and WPP LLC shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 42,277,057 shares of Common Stock it may be deemed to beneficially own as of August 29, 2006. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus Reporting Persons. Messrs Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Reporting Persons.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Investors in the Common Stock during the past sixty days.

     All of the transactions set forth on Schedule A were effected in open market transactions on the New York Stock Exchange through a securities broker.

     Except as set forth on Schedule A, during the last sixty days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

                                   Schedule A

 (Transactions by the Investors in the Common Stock during the last sixty days)



Date             Transaction       Shares                     Price Per Share(1)
----             -----------       ------                     ------------------
8-14-2006        Buy                       187,177                    7.80
8-14-2006        Buy                       160,907                    7.79
8-14-2006        Buy                        38,301                    7.78
8-14-2006        Buy                        25,507                    7.77
8-14-2006        Buy                        22,379                    7.76
8-14-2006        Buy                        34,185                    7.75
8-14-2006        Buy                        26,957                    7.74
8-14-2006        Buy                         4,587                    7.73
8-15-2006        Buy                        84,908                    8.00
8-15-2006        Buy                       124,221                    7.99
8-15-2006        Buy                        38,227                    7.98
8-15-2006        Buy                       146,595                    7.97
8-15-2006        Buy                        77,609                    7.96
8-15-2006        Buy                        16,850                    7.95
8-15-2006        Buy                         6,890                    7.94
8-15-2006        Buy                         1,200                    7.91
8-15-2006        Buy                         6,500                    7.90
8-16-2006        Buy                       242,075                    8.00
8-16-2006        Buy                        12,645                    7.99
8-16-2006        Buy                         7,940                    7.98


---------------------

(1) Excludes brokerage commissions.

8-16-2006        Buy                       232,740                    7.97
8-16-2006        Buy                         2,384                    7.96
8-16-2006        Buy                         4,619                    7.95
8-16-2006        Buy                           597                    7.94
8-28-2006        Buy                        20,000                    7.68
8-28-2006        Buy                        15,776                    7.67
8-28-2006        Buy                        33,000                    7.66
8-28-2006        Buy                         8,819                    7.65
8-28-2006        Buy                         1,000                    7.63
8-28-2006        Buy                         1,800                    7.61
8-28-2006        Buy                        19,205                    7.60
8-28-2006        Buy                           400                    7.59
8-29-2006        Buy                        45,458                    7.50
8-29-2006        Buy                        25,440                    7.49
8-29-2006        Buy                        22,702                    7.48
8-29-2006        Buy                         6,400                    7.47

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2006                  WARBURG PINCUS PRIVATE EQUITY VIII,
                                        L.P.

                                             By: Warburg Pincus Partners LLC,
                                                 its General Partner

                                                 By:  Warburg Pincus & Co.,
                                                      its Managing Member


                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  August 29, 2006                 WARBURG PINCUS & CO.


                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

Dated:  August 29, 2006                 WARBURG PINCUS LLC


                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Member

Dated:  August 29, 2006                 WARBURG PINCUS PARTNERS LLC
                                             By:  Warburg Pincus & Co.,
                                                  its Managing Member


                                        By: /s/ Scott A. Arenare
                                            ------------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner